[Five Star Quality Care, Inc. Letterhead]

November 29, 2012

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

RE:                          Five Star Quality Care, Inc.

Form 10-K for fiscal year ended December 31, 2011

Filed February 17, 2012

File No. 1-16817

Dear Mr. Spirgel:

We are hereby responding to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 26, 2012, in connection with the above-referenced Form 10-K (“the Filing”) of Five Star Quality Care, Inc. (the “Company”).

The substance of your comment with respect to the Filing has been reproduced below in italicized text.  The Company’s response thereto is set forth immediately following the reproduced comment to which it relates.

Form 10-K for fiscal year ended December 31, 2011

Consolidated statement of income, page F-4

1.             Please revise to present the impairment of long lived assets within income from operations in accordance with paragraph of ASC 360-10-45.

Company Response:  In future filings, we will present the impairment of long-lived assets within income from operations in accordance with ASC 360-10-45.

United States Securities and Exchange Commission

November 29, 2012

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the response to the comment of the Staff, or require additional information, please contact the undersigned at (617) 796-8214.

Very truly yours,

/s/ Bruce J. Mackey Jr.

Bruce J. Mackey Jr.
President and Chief Executive Officer